Exhibit 99.1

Creative Global Technology Holdings Limited Announces Financial Results for Fiscal Year 2024

-	Gross profit of $6.3 million, up 27.5% and net income of $4.3 million, up 34.4%, both reaching a historical high since 2022

Hong Kong, Jan. 30, 2025 (GLOBE NEWSWIRE) -- Creative Global Technology Holdings Limited (the “Company” or “CGTL”), a Hong Kong-based company sourcing and reselling recycled consumer electronic devices, today announced the financial results for the fiscal year ended September 30, 2024.

Fiscal Year 2024 Financial Highlights:

-	With total of 164,217 consumer products distributed to our customers, the total revenue for the year ended September 30, 2024 was US$35.6 million, decreased by 29.2% from US$50.3 million for the year ended September 30, 2023. The decrease was mainly due to the decrease in wholesale revenue as the Company strategically established its market share and selected higher margin orders, which led to a decrease in revenue but increased gross profit during the period.

-	Gross profit increased by 27.5%, from $5.0 million to $6.3 million for the year ended September 30, 2024. Gross profit margin was 17.8% and 9.9% for the years ended September 30, 2024 and 2023, respectively. Gross profit margins for all product categories smartphones, tablets and laptops improved to 18.1%, 14.5% and 17.8%, respectively, from 10.1%, 9.4% and 8.3%, respectively, for the year ended September 30, 2023.

-	Income from operations increased by 36.7%, from $3.8 million to $5.2 million for the year ended September 30, 2024.

-	Net income increased by approximately 34.4% to US$4.3 million for the year ended September 30, 2024, from US$3.2 million in for the year ended September 30, 2023.

Shangzhao (Cizar) Hong, CEO of the Company commented: “For the fiscal year ending September 30, 2024, our total revenue declined from US$50.3 million to US$35.6 million, primarily due to a drop in wholesale revenue from US$50.2 million to US$35.5 million. Despite this, we strategically focused on enhancing market share and prioritizing higher-margin orders, which grew our gross profit from US$5.0 million in 2023 to US$6.3 million in 2024, and improved our gross margin from 9.9% in 2023 to 17.8% in 2024.”

“Our Smartphone product category, contributing the most of our revenue, decreased from 81.8% to 73.8% of total revenue, reflecting a significant drop in units sold from 149,032 to 67,448. This shift resulted from our strategy to emphasize higher-margin products, leading to an increase in average unit cost from $248 to $319 and selling price from $272 to $390.”

“Consequently, the Company achieved a net income of US$4.3 million for the year ending September 30, 2024, a significant 34.4% increase from US$3.2 million for the year ending September 30, 2023, driven by higher gross profit and reduced expenses.”

“Looking ahead, we plan to further enhance profitability by expanding our product offerings, investing in marketing for high-margin segments, and optimizing our acquisition channels to reduce costs. These strategies will position us for sustainable growth and improved financial performance in the coming years .”

Financial Results for Fiscal Year 2024

Revenues

For the years ended September 30, 2024 and 2023, the Company’s total revenue was US$35.6 million and US$50.3 million, respectively. The decrease was mainly due to the decrease in wholesale revenue from US$50.2 million in the year ended September 30, 2023 to US$35.6 million in the year ended September 30, 2024.

During the year ended September 30, 2024, the Company established its market share and intentionally selected higher margin orders, this resulted in decreased revenue but increased gross profit with higher profit margin over its products. All revenues were generated from Hong Kong.

The following table presents the Company’s revenues disaggregated by product category for the years ended September 30, 2024 and 2023:

million in USD	2024		2023
Smartphones	26.3	73.8%	$41.1	81.8%
Tablets	2.6	7.3%	3.6	7.3%
Laptops and others	6.7	18.9%	5.5	10.9%
Total	$35.6	100%	$50.2	100.0%

Smartphones

For the years ending September 30, 2024 and 2023, smartphone revenue represented 73.8% and 81.8% of total revenue, respectively. The decline was due to a drop in units sold from 149,032 to 67,448 as a result of a strategy prioritizing higher-margin orders. This led to an increase in average unit cost from $248 to $319 and in selling price from $272 to $390.

Tablets

Tablet revenue remained steady at about 7.3% of total revenue for both years. Units sold decreased from 44,603 to 31,066, driven by a lower market demand. The average cost per unit fell from $74 to $71, while the selling price slightly rose from $82 to $83.

Laptops and Others

Revenue from laptops and other products increased from 10.9% to 18.9% of total revenue. Units sold rose from 61,617 to 65,703, fueled by the market demand and the Company’s focus on higher-margin orders, boosting gross profit margins from 8.3% to 17.8%. This increase in revenue was due to higher sales amid a reduced total revenue amount.

Cost of Revenues

For the years ended September 30, 2024 and 2023, the cost of revenues was US$29.3 million and US$45.3 million, respectively.

The decrease is mainly due to the decrease in acquisition volume by 35.7% from 255,252 units to 164,217 units, respectively, offset by an increase in acquisition cost for smartphones as explained above.

Gross Profit

Gross profit for the years ended September 30, 2024 and 2023 was US$6.3 million and US$5.0 million, respectively, of 17.8% and 9.9%, respectively, of operating revenue. The increase of gross profit margin was mainly due to the Company’s intentionally select higher margin orders after the company built up its market share during the year ended September 30, 2024.

Selling and marketing expenses

For the years ended September 30, 2024 and 2023, selling and marketing expenses were US$32,738 and US$34,132, respectively. The decrease is mainly attributable to the Company’s efforts to control the expenses in the sales department for the year ended September 30, 2024.

General and administrative expenses

For the years ended September 30, 2024 and 2023, the general and administrative expenses remained stable, both at approximately US$1.1 million.

Net income

As a result of the above discussed, the Company recorded a net income of US$4.3 million for the year ended September 30, 2024, growing by about 34.4% from US$3.2 million for the year ended September 30, 2023. The increase was mainly driven by increase in gross profit.

Recent Development:

On November 27, 2024, the Company completed its initial public offering (“IPO”) and raised gross proceeds of US$5 million before deducting underwiring discounts and other offering expenses. On the same day, the Company also closed the sale of an additional 187,500 ordinary shares, pursuant to the full exercise of the underwriter’s over-allotment option granted in connection with its IPO. As a result, it has raised gross proceeds of US$0.75 million, in addition to the previously announced IPO gross proceeds of US$5 million, for total gross proceeds of US$5.75 million raised in its IPO before deducting underwriting discounts and offering expenses.

About Creative Global Technology Holdings Limited

Creative Global Technology Holdings Limited is dedicated to extending the life of consumer electronics through effective recycling, supporting a sustainable circular economy and reducing electronic waste. The Company connects supply and demand for pre-owned devices, maximizing their utility. Specializing in sourcing and reselling recycled smartphones, tablets, and laptops, CGTL facilitates the flow of retired devices from affluent markets like the U.S. and Japan to developing regions in need of affordable technology. With a lean inventory and efficient logistics, CGTL ensures quick inspection and availability for clients. CGTL has also expanded into retail sales and device rentals, providing Hong Kong residents access to quality recycled electronics and meeting short-term needs. For more information, please visit: http://www.cgt-recycle.com; https://ir.cgt-recycle.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Form 20-F filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations
WFS Investor Relations Inc.
Janice Wang, Managing Partner
Email: services@wealthfsllc.com
Phone: +86 13811768599
+1 628 283 9214

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2024 AND 2023

	2024	2023
ASSETS
Current assets:
Cash and equivalents	$443,322	$4,305,577
Accounts receivable, net	10,491,664	-
Prepayments, other receivables and other current assets	538,195	762,475
Inventories, net	3,842,072	5,750,381
Total current assets	15,315,253	10,818,433

Non-current assets:
Property, plant and equipment, net	26,568	15,920
Deferred offering costs	854,684	554,220
Right-of-use assets, net	123,446	-
Total non-current assets	1,004,698	570,140
Total Assets	$16,319,951	$11,388,573

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Taxes payable	$2,676,376	$1,757,908
Other payables and accrued liabilities	56,207	428,678
Lease liabilities – current	108,227	—
Total current liabilities	2,840,810	2,186,586

Non-current liabilities:
Deferred tax liabilities	266	2,430
Lease liabilities – non current	18,659	—
Total non-current liabilities	18,925	2,430
Total liabilities	2,859,735	2,189,016

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: USD $0.001 par value per share, 500,000,000 authorized; 20,000,000 shares issued and outstanding	20,000	20,000
Accumulated other comprehensive income (loss)	(15,584)	6,125
Retained earnings	13,455,800	9,173,432
Total shareholders’ equity	13,460,216	9,199,557
Total liabilities and shareholders’ equity	$16,319,951	$11,388,573

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

	2024	2023
Revenues	$35,611,761	$50,278,937
Cost of revenues	(29,275,274)	(45,309,410)
Gross Profit	6,336,487	4,969,527

Operating expenses:
Selling and marketing	(32,738)	(34,132)
General and administrative	(1,118,217)	(1,141,069)
Total operating expenses	(1,150,955)	(1,175,201)

Income from operations	5,185,532	3,794,326

Other income (loss):
Other income	5,290	30,541
Other expenses	(2,726)	—
Interest income, net	(2,446)	10,269
Total other (loss) income, net	118	40,810

Income before income tax expenses	5,185,650	3,835,136

Income taxes	(903,282)	(679,815)

Net income	4,282,368	3,155,321

Other Comprehensive Loss
Foreign currency translation adjustment	(21,709)	24,697

Total Comprehensive Income	$4,260,659	$3,180,018

Net income per share attributable to ordinary shareholders - basic and diluted	0.21	0.16
Weighted average number of ordinary shares used in computing net income per share - basic and diluted	20,000,000	20,000,000